Filed Pursuant to Rule 424(b)(3)

Registration No. 333-268607

PROSPECTUS SUPPLEMENT NO. 12

(to Prospectus dated March 17, 2023)

Scilex Holding Company

Up to 28,078,672 Shares of Common Stock

This prospectus supplement supplements the prospectus dated March 17, 2023 (the “Prospectus”), which forms a part of our registration statement on Form S-1 (No. 333-268607) for which Post-Effective Amendment No. 1 was filed with the Securities and Exchange Commission on March 13, 2023 and declared effective by the Securities and Exchange Commission on March 17, 2023. This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission on September 22, 2023 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the resale from time to time of up to 28,078,672 shares of our common stock, par value $0.0001 per share (the “Common Stock”), by YA II PN, Ltd., a Cayman Islands exempt limited partnership (the “Selling Securityholder”). The shares included in the Prospectus and this prospectus supplement consist of shares of Common Stock that we have issued or that we may, in our discretion, elect to issue and sell to the Selling Securityholder, from time to time, pursuant to a standby equity purchase agreement we entered into with the Selling Securityholder on November 17, 2022, as amended and restated on February 8, 2023 (the “A&R Yorkville Purchase Agreement”), in which the Selling Securityholder has committed to purchase from us, at our direction, up to $500,000,000 of our Common Stock, subject to terms and conditions specified in the A&R Yorkville Purchase Agreement.

Our Common Stock is listed on the Nasdaq Capital Market under the symbol “SCLX”. On September 21, 2023, the last reported sales price per share of our Common Stock was $1.75.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

See the section entitled “Risk Factors” beginning on page 15 of the Prospectus as well as risks and uncertainties described under similar headings in any amendments or supplements to the Prospectus to read about factors you should consider before buying our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the Prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is September 22, 2023

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): September 20, 2023

SCILEX HOLDING COMPANY

(Exact name of registrant as specified in its charter)

Delaware	001-39852	92-1062542
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

960 San Antonio Road, Palo Alto, California, 94303

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (650) 516-4310

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, par value $0.0001 per share	SCLX	The Nasdaq Stock Market LLC
Warrants to purchase one share of common stock, each at an exercise price of $11.50 per share	SCLXW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☒

Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Resignation of Chief Financial Officer

On September 20, 2023, Elizabeth Czerepak, the Executive Vice President, Chief Business Officer, Chief Financial Officer, Principal Accounting Officer, Principal Financial Officer and Secretary of Scilex Holding Company (the “Company”), resigned from the Company, effective immediately. Ms. Czerepak’s resignation was not the result of any dispute or disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

In connection with Ms. Czerepak’s resignation, on September 20, 2023, the Company entered into a consulting agreement with Ms. Czerepak (the “Czerepak Consulting Agreement”) pursuant to which she will provide certain consulting and advisory services related to the Company’s business, business operations and products. Pursuant to the Czerepak Consulting Agreement, Ms. Czerepak will provide such services for a period of 12 months. As consideration for such services, the Company will pay Ms. Czerepak $26,093.15 per month.

The foregoing description of the Czerepak Consulting Agreement is not complete and is qualified in its entirety by reference to the full text of the Czerepak Consulting Agreement, which is filed as Exhibit 10.1 to this Current Report on Form 8-K and is incorporated herein by reference.

Appointment of Chief Financial Officer

On September 22, 2023, the Company appointed Stephen Ma, age 51, as the Company’s Chief Financial Officer, effective immediately. Upon commencement of his appointment, Mr. Ma assumed the duties of the Company’s principal financial officer and principal accounting officer. There are no reportable family relationships or related party transactions (as defined in Item 404(a) of Regulation S-K) involving the Company and Mr. Ma.

Mr. Ma has served as the Company’s Chief Accounting Officer since November 2022 and previously served as its Vice President of Finance from January 2022 to November 2022. Mr. Ma has more than 15 years of finance and operational expertise across pharmaceuticals and venture backed biotechnology companies. He most recently served as Director of Finance and Operations for Anwita Biosciences, Inc., a clinical stage company, from August 2019 to January 2022. Prior to that, from May 2016 to August 2019, he served as Sr. Director of Finance and Controller for Semnur Pharmaceuticals, a specialty pharmaceutical company focused on the clinical and commercial development of innovative products that meet the needs of pain management practitioners and their patients, which was acquired by the Company in March 2019. Prior to that, he served as Controller for Globavir and part of the management team that worked on its IPO process. He also served as the Controller for Ardelyx, which went public in 2014. Prior to that, Mr. Ma served in various finance positions at PDL BioPharma and Hyperion Therapeutics. Mr. Ma began his career with more than 10 years in high technology companies and has a wealth of experience in finance, strategic planning, commercial launching, debt financing, public offerings and M&A transactions. Mr. Ma holds a B.S. in Finance and M.A. in Economics from San Jose State University.

The Company entered into an indemnification agreement with Mr. Ma in the same form as its standard form of indemnity agreement with its other officers.

Resignation of Director

On September 21, 2023, Laura J. Hamill notified the Board of Directors (the “Board”) of the Company that she was resigning from the Board, all committees of the Board and any director or officer position held with any subsidiary of the Company, effective as of September 21, 2023. Ms. Hamill’s resignation was not the result of any dispute or disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

In connection with Ms. Hamill’s resignation, on September 21, 2023, the Company entered into a consulting agreement with Ms. Hamill for certain consulting and advisory services related to the Company’s business, business operations and products for a period of 12 months.

Previously Announced Contingent Resignations are No Longer Effective

As previously disclosed by the Company, on February 13, 2023, Sorrento Therapeutics, Inc. (“Sorrento”), together with its wholly-owned direct subsidiary, Scintilla Pharmaceuticals, Inc., commenced voluntary proceedings under Chapter 11 of the United States Bankruptcy Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the Southern District of Texas (the “Bankruptcy Court”). In connection with such proceedings, Sorrento had previously entered into that certain Stock Purchase Agreement, dated as of August 7, 2023, as amended pursuant to that First Amendment to Stock Purchase Agreement, dated as of August 9, 2023, and that Second Amendment to Stock Purchase Agreement, dated as of August 21, 2023 (collectively, the “Stalking Horse Stock Purchase Agreement”), with Oramed Pharmaceuticals Inc. (“Oramed”) relating to, among other things, the purchase and sale (the “Oramed Transaction”) of certain equity securities of the Company that were held by Sorrento. The Oramed Transaction pursuant to the Stalking Horse Stock Purchase Agreement was terminated.

As previously disclosed in the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 31, 2023, the Company announced that (i) Henry Ji, Ph.D. had been removed from the Board by the chief restructuring officer on behalf of Sorrento in its pending bankruptcy proceedings, as the holder of a majority in voting power of the then-outstanding shares of stock of the Company entitled to vote generally in the election of directors and (ii) certain officers and directors of the Company had notified the Board that they were resigning or retiring, as applicable, from their respective positions as directors or officers of the Company and any subsidiary of the Company, effective as of and contingent upon the closing of the Oramed Transaction. The Oramed Transaction referenced above terminated on September 21, 2023 and therefore the resignations of the following directors and officers did not become effective: Henry Ji, Ph.D., who will remain an executive of the Company, Jaisim Shah, who will continue as the Company’s Chief Executive Officer and President and as a member of the Board, and Dorman Followwill and David Lemus, each of whom will continue as members of the Board.

Appointment of Directors

Effective September 22, 2023, the Board appointed Jay Chun, M.D., Ph.D. as a Class II director of the Company, Henry Ji, Ph.D. as a Class III director and Yue Alexander Wu, Ph.D. as a Class II director. As Class II Directors, Dr. Chun’s and Dr. Wu’s initial terms will expire at the annual meeting of the Company’s stockholders to be held in 2024. As a Class III Director, Dr. Ji’s initial term will expire at the annual meeting of the Company’s stockholders to be held in 2025.

Effective September 22, 2023, Dr. Wu was appointed to the Compensation Committee of the Board, Audit Committee of the Board and Nominating and Corporate Governance Committee of the Board. Effective September 22, 2023, Dr. Chun and Dr. Ji were appointed to the Commercialization and Transaction Committee of the Board.

Jay Chun, M.D., Ph.D., age 59, has served as the Chief of Neurosurgery and Director of the Atlantic Health Spine Center at Overlook Medical Center at Atlantic Health System since September 2015. Dr. Chun has served as a member of the Company’s Scientific Advisory Board since August 2021 and previously served as a member of Celularity, Inc.’s (Nasdaq: CELU) Scientific Advisory Board from September 2020 to January 2023. Dr. Chun completed his M.D. and Ph.D. at Columbia University College of Physicians and Surgeons. His neurosurgical residency was completed at the University of California at San Francisco, followed by specialization in the discipline of complex and minimally invasive spine surgery at Emory in Atlanta, Georgia. Dr. Chun is board certified and specializes in complex and minimally invasive spine surgery as well as artificial discs. While a member of the Columbia University faculty from June 1995 to June 1997, Dr. Chun worked in the field of biotechnology. He has received many honors including Medical Research Fellowships from the National Institutes of Health (NIH), working with the late Nobel Laureate Marshall Nirenberg. He received his Ph.D. with Richard Axel, a recipient of the 2004 Nobel Prize. In honor of his stem cell research, he received the NIH Individual National Research Service Award.

Henry Ji, Ph.D., age 59, previously served as the Company’s Executive Chairperson and a member of its Board from November 2022 to August 2023. Prior to that, he served as the pre-business combination Scilex Holding Company’s (now Scilex, Inc.) Executive Chairperson and a board member from March 2019 to November 2022. Dr. Ji has served on the board of directors of Scilex Pharmaceuticals, Inc., a wholly owned subsidiary of the Company (“Scilex Pharma”), since November 2016 and he served as the Chief Executive Officer of Scilex Pharma from November 2016 to March 2019. He co-founded and has served as a director of Sorrento Therapeutics, Inc. since January 2006, served as its Chief Scientific Officer from November 2008 to September 2012, as its Interim Chief Executive Officer from

April 2011 to September 2012, as its Secretary from September 2009 to June 2011, as its Chief Executive Officer and President since September 2012 and as Chairman of its board of directors since August 2017. In 2002, Dr. Ji founded BioVintage, Inc., a research and development company focusing on innovative life sciences technology and product development, and has served as its President since 2002. From 2001 to 2002, Dr. Ji served as Vice President of CombiMatrix Corporation, a publicly-traded biotechnology company that develops proprietary technologies, including products and services in the areas of drug development, genetic analysis, molecular diagnostics and nanotechnology. During his tenure at CombiMatrix Corporation, Dr. Ji was responsible for strategic technology alliances with biopharmaceutical companies. From 1999 to 2001, Dr. Ji served as Director of Business Development, and in 2001 as Vice President of Stratagene Corporation (later acquired by Agilent Technologies, Inc.) where he was responsible for novel technology and product licensing and development. In 1997, Dr. Ji co-founded Stratagene Genomics, Inc., a wholly owned subsidiary of Stratagene Corporation, and served as its President and Chief Executive Officer from its founding until 1999. Dr. Ji previously served as a director of Celularity Inc. from June 2017 to July 2021. Dr. Ji is the holder of several issued and pending patents in the life science research field and is the sole inventor of Sorrento’s intellectual property. Dr. Ji has a Ph.D. in Animal Physiology from the University of Minnesota and a B.S. in Biochemistry from Fudan University.

Yue Alexander Wu, Ph.D., age 61, is co-founder and CEO of Cothera Bioscience, Inc., a translation medicine and precision therapeutics company. He was previously President, Chief Executive Officer and Chief Strategy Officer of Crown Bioscience International, a leading global drug discovery and development solutions company, which he co-founded in 2006, until 2017. From 2004 to 2006, Dr. Wu was Chief Business Officer of Starvax International Inc. in Beijing, China, a biotechnology company focusing on oncology and infectious diseases. From 2001 to 2004, Dr. Wu was a banker with Burrill & Company where he was head of Asian Activities. Dr. Wu has served as a director of CASI Pharmaceuticals, Inc. (Nasdaq: CASI) since June 2013 and Sorrento Therapeutics, Inc. since August 2016. Dr. Wu received his Ph.D. in Molecular Cell Biology and his MBA from University of California at Berkeley. He earned an M.S. in Biochemistry from University of Illinois, Urbana-Champaign and his B.S. in Biochemistry from Fudan University in Shanghai, China.

In connection with their appointments to the Board, in accordance with the Company’s Director Compensation Policy, each of Dr. Chun and Dr. Wu will be granted a stock option to purchase 250,000 shares of common stock (subject to the limitations in the Company’s 2022 Equity Incentive Plan), which will vest monthly over a period of 48 months from the date of grant, subject to each individual’s continued to service through each vesting date.

Neither Dr. Chun nor Dr. Ji or Dr. Wu has any family relationships with any director or executive officer of the Company and none were selected by the Board to serve as a director pursuant to any arrangement or understanding with any person. Additionally, neither Dr. Chun nor Dr. Ji or Dr. Wu has engaged in any transaction that would be reportable as a related party transaction under Item 404(a) of Regulation S-K. However, Dr. Ji, is the Chairman, President and Chief Executive Officer of Sorrento, the Company’s former parent company, and Dr. Wu is also a member of the board of directors of Sorrento. As previously announced in the Company’s Current Report on Form 8-K, filed with the SEC on September 13, 2023, Sorrento entered into term sheets related to Scilex’s acquisition of shares of the Company’s common stock, preferred stock and warrants to purchase shares of the Company’s common stock that were held by Sorrento. On September 21, 2023, the Company announced the closing of the transactions contemplated by such term sheets and will file a separate Current Report on Form 8-K related to same on or before September 27, 2023.

The Company will also enter into indemnification agreements with each of Dr. Chun, Dr. Ji and Dr. Wu in the same form as its standard form of indemnity agreement with its other directors.

Appointment of Executive Chairman

In connection with Dr. Ji’s appointment as a director of the Company, Dr. Ji was also appointed as the Executive Chairperson of the Board, effective as of September 22, 2023.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit Number	Description

10.1	Consulting Agreement, dated as of September 20, 2023, by and between Scilex Holding Company and Elizabeth Czerepak.

104	Cover Page Interactive Data File, formatted in Inline Extensible Business Reporting Language (iXBRL).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SCILEX HOLDING COMPANY

By:	/s/ Jaisim Shah
Name:	Jaisim Shah
Title:	Chief Executive Officer & President

Date: September 22, 2023

Exhibit 10.1

CONSULTING SERVICES AGREEMENT

THIS CONSULTING SERVICES AGREEMENT (this “Agreement”), is dated September 20, 2023 (the “Effective Date”), by and between SCILEX HOLDING COMPANY, a Delaware corporation, having a principal place of business at 960 San Antonio Road, Suite 100, Palo Alto, CA 94303 (“Scilex”) and Elizabeth Czerepak, having a principal place of business or address at 3 Rosemaries Ln, East Hampton, NY 11937 (“Consultant”). Scilex and Consultant may be referred to herein individually as a “party” or, collectively, as the “parties”.

WHEREAS, Scilex is in the business of developing, manufacturing and distributing pharmaceutical products; and

WHEREAS, in furtherance thereof, Scilex desires to retain Consultant to provide certain services and Consultant desires to enter into this Agreement to provide such services on the terms and conditions set forth herein.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement, including the Consulting Agreement Terms and Conditions attached hereto and incorporated by reference herein (the “Terms and Conditions”), and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

1. SCOPE OF SERVICES. Effective as the Effective Date, Consultant’s employment with Scilex shall cease and Consultant shall continue to provide services as an independent contractor. Scilex hereby retains Consultant, and Consultant hereby agrees to perform consulting and advisory services related to Scilex’s business, business operations, and products, as reasonably requested by Scilex (the “Services”). In furtherance of provision of the Services, upon Scilex’s request, Consultant agrees to provide Scilex with written reports and other documentation setting forth Consultant’s findings and advice, as appropriate, along with the results of any of the Services provided by Consultant pursuant to this Agreement, the sufficiency of such reports, documentation and results being within the sole discretion of Scilex.

2. COMPENSATION.

2.1 Payment. In consideration for Consultant’s Services hereunder, Scilex agrees to pay to Consultant at a rate of $26,093.15 per month. Consultant is expected to be available as needed to provide the Services. During the Term, Consultant also shall continue to vest in Consultant’s outstanding Scilex stock options (subject to Section 6 below).

2.2 Expenses. Scilex shall reimburse Consultant, upon submission of itemized receipts by Consultant, for reasonable out-of-pocket expenses actually incurred by Consultant in the furtherance of Consultant’s performance of the Services, which are approved by Scilex in advance and in writing, including but not limited to, meals, hotel accommodations and travel expenses, including airfare costs (coach class) and automobile mileage (with the mileage being reimbursed at the rate per mile approved by the IRS as of the time of travel). Travel time is not compensable.

2.3 Invoicing. Consultant shall submit reasonably detailed invoices to Scilex regularly, but no less frequent than monthly, for review and approval. Scilex will pay all approved and undisputed invoices within thirty (30) days of receipt. Consultant will keep and maintain accurate records adequate for Scilex to verify compliance with the Services both during the Term (as defined below) and for a period one (1) year following the expiration or termination of this Agreement. At Scilex’s request, Consultant shall provide or make such records available at its place of business in order for Scilex to audit and verify Consultant’s compliance with this Agreement. All invoices shall be submitted electronically to accounts-payable@Scilexpharma.com, with a copy to Stephen Ma at sma@scilexholding.com.

2.4 Fair Market Value. The parties acknowledge and agree that Consultant is being compensated, on a fair market basis, solely for performance of the Services described in this Agreement. Nothing in this Agreement is intended to be, or should be construed as, a reward for past or incentive for future decisions regarding the prescription, use, purchase or recommendation of Scilex’s products.

3.

TERM. This Agreement shall commence on the Effective Date and shall remain in full force and effect for a period of one (1) year from the Effective Date, unless earlier terminated pursuant to the Terms and Conditions (the “Term”)

4.

NOTICES. Any notice required hereunder shall be in writing and deemed effectively given: (a) upon personal delivery to the party to be notified; (b) on the date such notice is received from any reputable courier service that provides tracking and written verification of delivery; or (c) on the date on which such notice is delivered by email, with confirmation that such email has been received and read.

If to Consultant:	Elizabeth Czerepak 3 Rosemaries Ln East Hampton, NY 11937

	Stephen Ma SCILEX Holding Company 960 San Antonio Road, Suite 100 Palo Alto, CA 94303 Email: sma@scilexholding.com	With a Copy To: General Counsel Scilex Holding Company 960 San Antonio Road Suite 100 Palo Alto, CA 94303

5.

COUNTERPARTS. This Agreement may be executed in two counterparts each of which shall be deemed an original but all of which taken together shall constitute one and the same instrument. Signatures to this Agreement transmitted by email, portable document format (. pdf) or by any other electronic means intended to preserve the original graphic and pictorial appearance of this Agreement shall have the same effect as the physical delivery of the paper document bearing the original signatures.

6.

ENTIRE AGREEMENT. This Agreement, together with the Terms and Conditions and any exhibits or attachments, constitutes the entire agreement between the parties and supersedes any prior or contemporaneous understandings, agreements or representations by or among the parties, written or oral, that may have related in any way to the subject matter of this Agreement. Any alterations or amendments to this Agreement (including any handwritten changes) will be null and void except by an instrument in writing, signed by authorized representatives of both parties. As of the Effective Date, Consultant shall no longer have any rights to receive any severance or other post-termination payments or any change in control payments (including vesting acceleration triggered by a change in control) pursuant to any agreement between Consultant and Scilex (or any Scilex affiliate). For the avoidance of doubt, the foregoing sentence applies, without limitation, to “Severance Payments” and “Change in Control” vesting under Consultant’s April 27, 2022 offer letter.

[signature page follows]

IN WITNESS WHEREOF, this Agreement has been executed by the parties hereto through their duly authorized representatives effective as of the Effective Date.

SCILEX HOLDING COMPANY		ELIZABETH CZEREPAK

By:	/s/ Jaisim Shah	By:	/s/ Elizabeth Czerepak
Name:	Jaisim Shah		Signature
Title:	President and Chief Executive Officer

CONSULTING AGREEMENT TERMS AND CONDITIONS

THESE CONSULTING AGREEMENT TERMS AND CONDITIONS (the “Terms and Conditions”) are incorporated by reference into that certain Consulting Services Agreement (the “Agreement”) to which the Terms and Conditions are attached. All capitalized terms used but not defined herein shall have the respective meanings as set forth in the Agreement.

1. SCOPE OF SERVICES. Consultant agrees to perform the Services in accordance with the Agreement.

2. CONSULTANT REPRESENTATIONS. Consultant represents and warrants that the following statements are true and correct as of the Effective Date and will continue to be true and correct for the duration of the Term: (a) Consultant has the requisite expertise and ability to perform the Services; (b) Consultant has full power, authority and right to enter into the Agreement, and perform its obligations thereunder, without the consent, approval or authorization of any third party, such as Consultant’s employer; (c) Consultant is engaged as an independent contractor and has complied with all federal, state and local laws, including receipt of all applicable business permits and licenses required to perform the Services; (c) if Consultant is an entity it is duly organized, validly existing and in good standing under the last of its jurisdiction and all jurisdictions in which its conduct of business required it to be qualified, and possesses all requisite authority to perform the Services; and (d) the execution, delivery and performance of the Agreement by Consultant does not constitute a breach of any contract, obligation or duty to which Consultant is subject.

3. Confidentiality. Consultant agrees to keep confidential and use only for the purposes of performing this Agreement any Confidential Information that Consultant receives or has access to in the course of performing this Agreement. Confidential Information shall include any Scilex information, in any media, written or oral, that is marked as confidential or which a reasonable person would understand to be confidential. Consultant will return any Confidential Information belonging to Scilex upon the first to occur of: (i) Scilex’s request; (ii) expiration of this Agreement; or (iii) termination of this Agreement. The obligation of confidentiality shall survive for five (5) years from expiration or earlier termination of this Agreement.

4. OWNERSHIP OF WORK PRODUCT.

4.1 Pre-existing Intellectual Property. The Agreement does not affect the ownership of inventions (whether patentable or unpatentable), works of authorship, and other developments existing as of the Effective Date, and all patents, copyrights, trade secret rights and other intellectual property rights to such inventions, discoveries, works of authorship, and other developments, (collectively, “Pre-existing Intellectual Property”). Neither party shall have any rights to any Pre-existing Intellectual Property of the other party, except as may be otherwise expressly provided in any other written agreement between the parties.

4.2 Intellectual Property. Scilex shall solely own all inventions (whether patentable or unpatentable), works of authorship, and other developments that Consultant conceives in performing the Agreement (collectively, “Intellectual Property”). Consultant shall promptly notify Scilex, in writing, of any Intellectual Property that Consultant conceives in performing this Agreement. Such notice shall provide a full written description of the Intellectual Property in sufficient detail to permit its understanding by one of ordinary skill in the art to which the invention pertains.

4.3 Assignment and Other Rights. Consultant shall and hereby does assign to Scilex the entirety of Consultant’s rights to any Intellectual Property that Consultant conceives in performing the Agreement, and Consultant will have no remaining rights to such Intellectual Property. Scilex will have the right to prosecute, maintain, and enforce, at its expense, any patents and patent applications relating to such Intellectual Property, and will have all rights to damages or other recovery for infringement of any such patents, without any obligation to Consultant. Consultant shall promptly execute any documents that Scilex reasonably requests in connection with such prosecution, maintenance, and enforcement.

4.4 Consultant Property and Third-Party Property. Without Scilex’s prior written approval, Consultant will not knowingly use in the performance of the Services, any of its own intellectual property or that of a third-party that may interfere with Scilex’s rights to Intellectual Property.

5. DISCLOSURES TO SCILEX. Consultant represents, warrants and covenants that any and all information and materials disclosed to, and which may be disclosed during the Term to, Scilex, or used for the benefit of Scilex by Consultant (excluding information and materials provided to Consultant by Scilex) do not and will not include any confidential, trade secret or proprietary information of third-parties, and that Consultant has the full and exclusive right and authority to disclose and use such information and materials upon the terms and conditions stated herein. If, during the Term, Consultant discloses any copyrightable works, inventions, discoveries, or ideas to Scilex which were conceived or written prior to the Agreement, or which are not based upon any information received from Scilex, Scilex will have no liability to Consultant because of Scilex’s use of such works, inventions, discoveries or ideas.

6. INDEPENDENT CONTRACTOR. Consultant is an independent contractor and shall not be considered an employee or agent of Scilex. Consultant has no authority to obligate Scilex by contract or otherwise. Consultant is not entitled to receive any employee welfare, pension or fringe benefits of any type from Scilex including, but not limited to, medical and dental coverage, disability, life insurance, severance, stock or deferred compensation programs, vacation or other paid time off. Consultant shall be responsible for all taxes, including without limitation, withholding, income, payroll and employment, value added, sales, goods and services, and stamp taxes, and any and all taxes assessed by any government authority that apply to the Services rendered by Consultant under the Agreement. Scilex shall be entitled to withhold from any payment due to Consultant any taxes that Scilex is required to pay on behalf of Consultant, and such payment shall decrease by an equivalent amount the payment due to Consultant. Scilex will report payments made to Consultant as required by applicable federal, state or local tax law or regulations. Consultant may receive a Form 1099 if required under the United States Internal Revenue Code, and/or if the total annual compensation amount (including any products) exceeds the United States Internal Revenue Service threshold limit.

7. SUBCONTRACTING. Consultant will not subcontract or otherwise delegate any of its obligations under the Agreement without Scilex’s express prior written consent, which shall not be unreasonably withheld. Provided that Scilex grants such consent, Consultant shall enter into a binding written agreement with such subcontractor that protects Scilex’s rights and interests to at least the same degree as the Agreement. Consultant will be responsible for the direction and coordination of the services of each approved subcontractor. Scilex will have no obligation or liability to any subcontractor.

8. MUTUAL INDEMNIFICATION.

8.1 Mutual Indemnity. Each party (the “Indemnifying Party”) agrees to defend the other party, its affiliates and each of their respective officers, directors, employees, contractors and agents (each an “Indemnified Party”) from and against any action, claim, suit, investigation or other proceeding brought by a third party (a “Claim”) to the extent such Claim arises out of the Indemnifying Party’s breach of this Agreement or the negligence, recklessness or willful misconduct on the part of the Indemnifying Party, its officers, directors, employees, agents or other representatives in connection with this Agreement. The Indemnifying Party will indemnify and hold harmless the Indemnified Party from any liabilities, losses, damages, judgments, awards, fines, penalties, costs and expenses (including reasonable attorneys’ fees and costs of defense) incurred by or levied against such Indemnified Party as a result of such Claim.

8.2 General Conditions of Indemnification. The Indemnifying Party’s obligations under Section 8.1 are conditioned upon the Indemnified Party (a) providing written notice to the Indemnifying Party of any Claim within thirty (30) days after the Indemnified Party has knowledge of such Claim (except that failure to timely provide such notice will relieve the Indemnifying Party of its obligations only to the extent the Indemnifying Party is materially prejudiced as a direct result of such delay); (b) giving the Indemnifying Party sole control over the defense thereof and any related settlement negotiations; and (c) cooperating and, at the Indemnifying Party’s request and expense, assisting in such defense. Notwithstanding the foregoing, the Indemnified Party may participate at its own expense in the defense and any settlement discussions, and will have the right to approve any settlement agreement that involves an admission of fault by the Indemnified Party or imposes non-monetary obligations on the Indemnified Party; provided, however, that such approval will not be unreasonably withheld.

9. LIMITATION OF LIABILITY. TO THE EXTENT PERMITTED BY APPLICABLE LAW, IN NO EVENT SHALL EITHER PARTY BE LIABLE TO THE OTHER FOR EXEMPLARY, SPECIAL OR PUNITIVE DAMAGES ARISING FROM OR RELATING TO THE AGREEMENT, WHETHER IN CONTRACT, TORT (INCLUDING NEGLIGENCE) OR OTHERWISE, EVEN IF SUCH PARTY HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES; PROVIDED, HOWEVER, THAT THIS LIMITATION SHALL NOT APPLY TO EACH PARTY’S (A) BREACH OF SECTION 3 (CONFIDENTIALITY); (B) BREACH OF SECTION 4 (OWNERSHIP OF WORK PRODUCT); (C) INDEMNIFICATION OBLIGATIONS UNDER SECTION 8, OR (C) RECKLESSNESS, INTENTIONAL MISCONDUCT OR FRAUD.

10. NO CONFLICTS. Consultant will refrain from any activity, and will not enter into any agreement, or make any commitment that is (a) inconsistent or incompatible with Consultant’s obligations under the Agreement, including Consultant’s ability to perform the Services, (b) would prejudice Consultant’s independence and objectivity in performing the Services, or (c) interferes with Scilex’s business.

11. 11. COMPLIANCE.

11. 1 Healthcare Law Compliance. Consultant agrees that reimbursement of expenses is limited to the terms of the Agreement. Consultant further agrees that in furtherance of performing the Services, it shall not pay for any portion of a business meal with any third party, including any healthcare professional. Payment of a business meal that is part of a planned, pre-approved event and that is attended by Consultant (or representative of Consultant), a representative of Scilex and one or more healthcare professionals, shall be the exclusive responsibility of Scilex; provided that such business meals: (a) are in connection with a substantive educational or business discussion relating to Scilex products; (b) are modest in cost by local standards where the meal occurs, but in no event shall such business meal exceed $150.00 per person; (c) occur at an appropriate venue; (d) do not include such healthcare professional’s spouse or guests; (e) do not include entertainment; and (f) not be an inducement or reward to such healthcare professional(s) for prescribing, purchasing or recommending Scilex products.

11. 2 Federal Healthcare Eligibility. Consultant represents and warrants that neither it, nor any of its employees, agents, vendors, consultants or other representatives, have been convicted of an offense related to healthcare or listed by a federal agency as debarred, excluded, or otherwise ineligible for federal program participation. Consultant shall promptly notify Scilex in writing, but in any event no later than two (2) business days, if Consultant, or any of its employees, become excluded from any federal health care program during the Term. Upon receipt of such notification, Consultant shall immediately become ineligible to perform Services under the Agreement and Scilex shall have the right to immediately terminate the Agreement.

11. 3 Formulary and Committee Membership Disclosures. During the Term, if Consultant is a member of a committee that sets formularies or develops clinical guidelines, affiliated with any healthcare institute, medical committee, or other medical or scientific organization (collectively, “Committee”), Consultant agrees to disclose to such Committee the existence of its relationship with Scilex without breaching any obligations of confidentiality to Scilex as provided under the Agreement. Consultant also agrees to make such disclosures for a period of two (2) years following the expiration or termination of the Agreement.

11. 4 Anti-Bribery. Consultant shall comply with all applicable anti-bribery laws and regulations, including, without limitation, the U. S. Foreign Corrupt Practices Act of 1977, as amended, or the U. K. Bribery Act of 2010, as amended, and shall not cause Scilex to be in breach of any of the anti-bribery laws and regulations in the countries where Scilex operates. Without limiting the generality of the foregoing, in performing the Services, neither Consultant nor any of its officers, directors, employees, agents or other representatives will pay, offer or promise to pay, or authorize the payment of, any money, or give or promise to give, or authorize the giving of, any services or anything else of value, either directly or through a third party, to any official or employee of any governmental authority or instrumentality, or of a public international organization, or of any agency or subdivision thereof, or to any political party or official thereof or to any candidate for political office, or to any other company, person or entity, corruptly for the purpose of (a) influencing any act or decision of that person in his/her official capacity, including a decision to fail to perform his/her official functions with such governmental agency or instrumentality or such public international organization, or such political party, or any other company, person or entity, or to perform such functions improperly, (b) inducing such person to use his/her influence with such governmental agency or instrumentality or such public international organization or such political party, or any other company, person or entity to affect or influence any act or decision thereof or (c) securing any improper advantage.

12. TERMINATION. The Agreement may be terminated at any time prior to the expiration of the Term: (a) by mutual written consent of Scilex and Consultant; or (b) by Scilex, at its option and without waiving any other available remedy, immediately upon providing written notice to Consultant, if Consultant has breached the Agreement or these Terms and Conditions. In the event of any termination of the Agreement by either Scilex or Consultant as provided in this Section 12, the Agreement shall become void and there shall be no liability or obligation on the party of either Scilex or Consultant arising out of or in connection with the Agreement, except that nothing in the Agreement shall relieve any party from the obligations set forth in Sections 3 (Confidentiality), 4 (Ownership of Work Product), 8 (Mutual Indemnification), 11. 3 (Formulary and Committee Membership Disclosure), and 13 (Miscellaneous) (collectively, the “Surviving Provisions”); provided that any pre-termination breaches of the Agreement shall survive the termination and Scilex shall be entitled to all remedies available at law or in equity in connection with any such pre-termination breach of the Agreement and all future breaches of any Surviving Provision.

13. MISCELLANEOUS.

13.1 Governing Law. The Agreement shall be governed by the internal laws of the State of California without regard to conflicts of law principles.

13.2 Scilex Rules and Procedures. While on Scilex’s premises, if applicable, Consultant agrees to comply with Scilex’s then-current access rules and procedures, including those procedures pertaining to safety, confidentiality and security.

13.3 Dispute Resolution. The Parties agree that any and all disputes, claims or controversies arising out of or relating to the Agreement that are not resolved by their mutual agreement (a) shall be brought by a party in such party’s individual capacity, and not as a plaintiff or class member in any purported class or representative proceeding and (b) shall be submitted to final and binding arbitration before JAMS (formerly Judicial Arbitration and Mediation Services), or its successor, pursuant to the United States Arbitration Act, 9 U. S. C. Sec. 1 et seq. Either party may commence the arbitration process called for in this Section by filing a written demand for arbitration with JAMS, with a copy to the other party. The arbitration will be conducted in accordance with the provisions of JAMS’ Comprehensive Arbitration Rules and Procedures in effect at the time of filing of the demand for arbitration. The parties will cooperate with JAMS and with one another in selecting a single arbitrator from JAMS’ panel of neutrals, and in scheduling the arbitration proceedings, which shall take place in Santa Clara County, California and in the English language. The parties agree that they will participate in the arbitration in good faith, and that they will share equally in its costs. The provisions of this Section may be enforced by any Court of competent jurisdiction, and the party seeking enforcement shall be entitled to an award of all costs, fees and expenses, including attorneys’ fees, to be paid by the party against whom enforcement is ordered.

13.4 Remedies. Except as expressly set forth herein, the exercise of any remedies hereunder shall be cumulative and in addition to, and not in limitation of, any other remedies available to such party at law or in equity.

13.5 Severability; Waiver. If any provision of the Agreement is held by an arbitrator or court of competent jurisdiction to be void or unenforceable, such provision will be deemed modified and will be interpreted to accomplish the objectives of such provision to the greatest extent possible under applicable law and the remaining provisions of the Agreement will continue in full force and effect. Any waiver or failure to enforce any provision of the Agreement by either party on one or more occasion shall not be deemed a waiver of any other provision or of such provision on any other occasion.

13.6 Construction. The headings used for the sections of the Agreement are for information purposes and convenience only and in no way define, limit, construe or describe the scope or extent of the sections. The word “including” or any variation thereof means “including, without limitation” and will not be construed to limit any general statement that such word or variation thereof follows. The language used in the Agreement will be deemed to be the language chosen by the parties to express the parties’ collective mutual intent, and no rule of strict construction will be applied against any party.

13.7 Assignment. Without the prior written consent of Scilex, Consultant shall not assign any of its rights, interests or obligations hereunder (including by operation of law, merger, consolidation, sale of all or substantially all of its assets, or a change of control). Any assignment in violation of the preceding sentence shall be void and no assignment shall relieve Consultant of any of its obligations under the Agreement. Scilex may assign any of its rights in or interests hereunder without the prior written consent of Consultant.

13.8 Further Assurances. Each party shall execute and deliver to the other party such instruments and other documents, and shall take such other actions, as such other party may reasonably request at any time for the purpose of carrying out or evidencing any of the transactions contemplated hereby.